UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(AMENDMENT NO.     )*

TRI Pointe Homes, Inc.

(NAME OF ISSUER)

Common Stock

(TITLE OF CLASS OF SECURITIES)

87265H109

(CUSIP NUMBER)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Douglas F. Bauer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 2,583,309
	7	SOLE DISPOSITIVE POWER 738,995
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,583,309
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%
12	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSONS Michael D. Grubbs
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 2,583,309
	7	SOLE DISPOSITIVE POWER 629,047
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,583,309
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%
12	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSONS Thomas J. Mitchell
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 2,583,309
	7	SOLE DISPOSITIVE POWER 738,995
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,583,309
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%
12	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSONS BMG Homes, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 2,583,309
	7	SOLE DISPOSITIVE POWER 476,272
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,583,309
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%
12	TYPE OF REPORTING PERSON (see instructions) CO

Item 1(a). Name of Issuer:

TRI Pointe Homes, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

19520 Jamboree Road, Suite 200

Irvine, CA 92612

Item 2(a). Name of Person(s) Filing:

This Schedule 13G is being filed on behalf of the following persons (“Reporting Persons”):

Douglas F. Bauer

Michael D. Grubbs

Thomas J. Mitchell

BMG Homes, Inc.

Item 2(b). Address of Principal Business Office or; if none, residence:

The address of the principal business office of each of the Reporting Persons is:

19520 Jamboree Road, Suite 200, Irvine, CA 92612

Item 2(c). Citizenship:

The citizenship of each of the Reporting Persons is:

Douglas F. Bauer: United States

Michael D. Grubbs: United States

Thomas J. Mitchell: United States

BMG Homes, Inc.: Delaware

Item 2(d). Title of Class of Securities:

Common Stock, $.01 par value per share

Item 2(e). CUSIP Number:

87265H109

Item 3. NOT APPLICABLE

Item 4. Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: Each of the Reporting Persons may be deemed to own beneficially 2,583,309 shares of Common Stock

(b)	Percent of Class: 8.2%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote 0

(ii)	shared power to vote or to direct the vote

By virtue of the Investor Rights Agreement dated January 30, 2013, and as amended November 3, 2013, entered into by the Reporting Persons, the Reporting Persons may be deemed to share the power to direct the vote of 2,583,309 shares

(iii)	sole power to dispose or to direct the disposition of

Douglas Bauer: 738,995 shares

Michael D. Grubbs: 629,047 shares

Thomas J. Mitchell: 738,995 shares

BMG Homes, Inc.: 476,272 shares

(iv)	shared power to dispose or to direct the disposition of 0

Item 5. Ownership of Five Percent or Less of a Class:

NOT APPLICABLE

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6. Ownership of More than Five Percent on behalf of Another Person: NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company: NOT APPLICABLE

Item 8. Identification and Classification of Members of the Group: NOT APPLICABLE

Item 9. Notice of Dissolution of Group: NOT APPLICABLE

Item 10. Certification:

NOT APPLICABLE

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 13, 2014

/s/ Douglas F. Bauer
DOUGLAS F. BAUER

/s/ Michael D. Grubbs
MICHAEL D. GRUBBS

/s/ Thomas J. Mitchell
THOMAS J. MITCHELL

BMG HOMES, INC.

By:	/s/ Douglas F. Bauer
Name: Douglas F. Bauer
Title: Chief Executive Officer